                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

first-half 2004 results

Profitability improved:

Gross operating result/revenues ratio 46.6% (46.5% for the first half of 2003); operating income/revenues ratio: 23.6% (22.6%

for the first half of 2003)

Operating income: 3,596 million euros (up 9.6% compared with the first half of 2003, up 9.4% on equivalent consolidation basis and excluding the levy on undertaking telecommunications operations

Pre-tax result: 2,345 million euros profit (up 1,041 million euros, 79.8% compared with the first half of 2003)

Consolidated net income: 405 million euros

Net financial borrowings reduced 129 million euros

compared with year-end 2003 after the payout of 2.8 billion euros in dividends

Wireline: Revenues up 1.3% compared with the first half of 2003;

Gross operating result up 2%;

Operating income up 5.3%

New Corporate Governance instruments:

Strategy Committee formed;

Lead Independent Director established;

Separate independent directors’ executive sessions

TELECOM ITALIA GROUP

REVENUES: 15,222 MILLION EUROS (UP 0.5% COMPARED WITH THE FIRST HALF OF 2003), UP 5.3% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE AREA OF CONSOLIDATION

GROSS OPERATING RESULT: 7,089 MILLION EUROS (UP 2.4% COMPARED WITH THE FIRST HALF OF 2003), UP 4.3% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS AND EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS FROM THE FIRST HALF 2003 FIGURES

GROSS OPERATING RESULT/REVENUES RATIO: 46.6%

(46.5% FOR THE FIRST HALF OF 2003 EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS)

OPERATING INCOME: 3,596 MILLION EUROS (UP 9.6% COMPARED WITH THE FIRST HALF OF 2003), UP 9.4% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS AND EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS FROM THE FIRST HALF 2003 FIGURES

OPERATING INCOME/REVENUES RATIO: 23.6%

(22.6% FOR THE FIRST HALF OF 2003 EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS)

PRE-TAX PROFIT: 2,345 MILLION EUROS (UP 1,041 MILLION EUROS AND 79.8% COMPARED WITH THE FIRST HALF OF 2003)

CONSOLIDATED NET INCOME: 405 MILLION EUROS

(1,056 MILLION EUROS FOR THE FIRST HALF OF 2003, WHICH INCLUDED 1,286 MILLION EUROS IN TAX CONCESSIONS)

NET FINANCIAL BORROWINGS: 33,217 MILLION EUROS, REDUCED 129 MILLION EUROS COMPARED WITH YEAR-END 2003, AND 4,227 MILLION EUROS COMPARED WITH JUNE 30, 2003.

TELECOM ITALIA SPA

REVENUES: 7,964 MILLION EUROS, DOWN 0.9% COMPARED WITH THE FIRST HALF OF 2003

GROSS OPERATING RESULT: 3,723 MILLION EUROS (UP 2.4% COMPARED WITH THE FIRST HALF OF 2003); UP 0.7% EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS FROM THE FIRST-HALF 2003 FIGURES

GROSS OPERATING RESULT/REVENUES RATIO: 46.7%

(46% FOR THE FIRST HALF OF 2003 EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS)

OPERATING INCOME: 2,261 MILLION EUROS (UP 8.5% COMPARED WITH THE FIRST HALF OF 2003), UP 4.5% EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS FROM THE FIRST-HALF 2003 FIGURES

OPERATING INCOME/REVENUES RATIO: 28.4%

(26.9% FOR THE FIRST HALF OF 2003, EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS)

PRE-TAX PROFIT: 1,057 MILLION EUROS (+706 MILLION EUROS COMPARED WITH THE FIRST HALF OF 2003)

NET INCOME: 514 MILLION EUROS

(1,580 MILLION EUROS COMPARED FOR THE FIRST HALF OF 2003, WHICH INCLUDED 1,286 MILLION EUROS IN TAX CONCESSIONS)

NET FINANCIAL BORROWINGS: 34,552 MILLION EUROS

(DOWN 775 MILLION EUROS COMPARED WITH YEAR-END 2003, DOWN 1,581 MILLION EUROS COMPARED WITH JUNE 30, 2003)

Milan, September 9, 2004 – At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined and approved the company accounts for the first half of 2004.

Telecom Italia Group first-half 2004 results

Revenues rose 0.5% to 15,222 million euros, up from 15,149 million euros for the same period in 2003. Excluding the negative impact of exchange rate fluctuations (-47 million euros) and changes to the consolidation area (-642 million euros, of which 563 million euros attributable to the August 2003 disposal of Nuova Seat PG), organic growth corresponded to 5.3% (up 762 million euros). Main drivers of growth were the Mobile business unit (+664 million euros, of which 304 million euros from the home Italian market), and increased revenues generated by other business units (Wireline up 74 million euros, Internet & Media up 48 million euros, IT Mercato up 17 million euros, and Olivetti Tecnost up 14 million euros).

The gross operating result grew 2.4% compared with the first half of 2003 to 7,089 million euros, an increase of 168 million euros. Excluding the impact of the levy for undertaking telecommunications operations from the first half 2003 figures (119 million euros), the gross operating result registered growth of 49 million euros (+0.7%), corresponding to 46.6% of revenues (46.5% for the first half of 2003, excluding the levy for undertaking telecommunications operations). Stripping out the impact of exchange rate fluctuations (-10 million euros) and changes to the area of consolidation (-236 million euros), organic growth was equal to 4.3% (+295 million euros).

Operating income posted a 9.6% rise compared with the first half of 2003 to 3,596 million euros (up 315 million euros). Excluding the impact of the levy for undertaking telecommunications operations from the first half 2003 figures (143 million euros), operating income posted a 5% rise (+172 million euros), corresponding to 23.6% of revenues, as against 22.6% for the first half of 2003. Stripping out the impact of exchange rate fluctuations and changes to the area of consolidation, organic growth was equal to 9.4% (+ 310 million euros).

Pre-tax profits rose by 1,041 million euros (+79.8%) to 2,345 million euros compared with the first half of 2003. In addition to improved operating income, results were boosted by a better balance of investment income/charges and equity interests (+342 million euros), and of extraordinary income and charges (+384 million euros).

The consolidated net result for the first half of 2004 was a 405 million euro profit (863 million euros prior to minority interests). The consolidated net result for the first half of 2003 was 1,056 million euros

The lower consolidated net result (651 million euros down) may principally be ascribed to the fact that the first half 2003 result benefitted from 1,286 million euros in tax concessions generated by the Olivetti - Telecom Italia merger. The entering of deferred tax assets available post-merger onto the first half 2003 accounts made a positive contribution worth 288 million euros. The first-half 2004 result was also burdened by 484 million euros in higher current-year taxation, resulting from the improved pre-tax profits during 2004.

Second quarter revenues rose by a strong 386 million euros to 7,804 million euros compared with the preceding quarter. Nevertheless, results came in 0.7% lower than during the corresponding quarter in 2003, owing to the exclusion of Seat PG from the consolidation area. The gross operating result was equal to 3,595 million euros, 101 million euros higher than during the first quarter of 2004 (2.9%), but 18 million euros lower than the second quarter of 2003 (-0.5%). Operating income of 1,808 million euros was an improvement on both the first quarter of 2004 (up 20 million euros or 1.1%) and the second quarter of 2003 (54 million euros or 3.1%).

Industrial investments over the first half of the year corresponded to 1,993 million euros, 270 million euros up on the same period during the preceding year. This was predominantly due to higher investments in home market mobile telephony, TIM’s Brazilian subsidiaries and the European Broadband Project.

Increased investments partially account for the reduction in free cash flow from operations for the first half of 2004. The figure of 4,223 million euros was down 627 million euros on the first half of 2003, corresponding to 27.7% of revenues (32% for the same period in 2003). Free cash flow was further reduced by the hiving off of Seat PG, which had contributed 0.2 billion euros in 2003, and by a temporary increase in operating working capital (606 million euros).

Net financial borrowings, corresponding to 33,217 million euros, posted a fall of 129 million euros compared with year-end 2003 (33,346 million euros), and 4,227 million euros compared with June 2003. A 2,780 million euro dividend payout was undertaken during the first half of 2004.

Headcount at June 30, 2004 was 93,178, substantially unchanged in comparison with the figure for year-end 2003.

Telecom Italia SpA first-half 2004 results

Revenues decreased 71 million euros (0.9%) to 7,964 million euros compared with the first half of 2003. This was predominantly the result of Telespazio taking over relations with satellite consortia, which resulted in a loss of revenues from the resale of satellite capacity recorded in 2003 (54 million euros).

The 3,723 million euro gross operating result posted a 2.4% increase compared with the first half of 2003 (+86 million euros). Excluding the impact of charges arising from the levy on undertaking telecommunications operations from the first half 2003 accounts (59 million euros), the gross operating result posted growth of 27 million euros (+0.7%). This corresponded to 46.7% of revenues (45.3% for the first half of 2003; 46% excluding the levy for undertaking telecommunications operations). The higher gross operating result may mainly be ascribed to reduced consumption of materials and external services (-40 million euros), and labour cost containment (-55 million euros).

Operating income posted 8.5% growth to 2,261 million euros compared with the first half of 2003 (up 177 million euros). Excluding the impact of charges arising from the levy on undertaking telecommunications operations from the first half 2003 accounts (79 million euros), operating income posted 4.5% growth (up 98 million euros). This corresponded to 28.4% of revenues (25.9% for the first half of 2003, or 26.9% if not including the levy on undertaking telecommunications operations).

The pre-tax profit corresponded to 1,057 million euros, (+706 million euros compared with the first half of 2003). Enhanced operational efficiency (+177 million euros, of which 79 million euros from the impact of charges arising from the levy on undertaking telecommunications operations), financial management (+331 million euros) and extraordinary management (+725 million euros) all helped to boost this figure. Lower dividends brought about a worsening of the balance of income and charges from equity interests (-527 million euros).

The company closed the period with net profits of 514 million euros, down 1,066 million euros compared with the first half of 2003. As is true for the Parent group, this result is predominantly ascribable to the 1,286 million euros in tax concessions arising from the Olivetti - Telecom Italia merger, which applied to the first half of 2003. The entering of deferred tax assets available post-merger onto the first half 2003 accounts resulted in tax credits of 1,229 million euros.

Net financial borrowings were reduced 775 million euros to 34,552 million euros compared with year-end 2003 (35,327 million euros). This reduction was the result of free cash flow from operations (2,506 million euros), which more than covered the dividend payout (1,740 million euros).

Events occurring after June 30, 2004

The main events that took place subsequent to closure of the first-half 2004 accounts are outlined below:

TIM INTERNATIONAL ACQUISITION OF DIGITEL SHARES

An agreement signed in April between TIM International and the minority shareholders in Venezuelan subsidiary Digitel became effective on July 1, 2004 when TIM International acquired the 1,480,562 shares held by Digitel minority shareholders for USD109.6 million.

This acquisition signalled the end of the dispute with the shareholders that began last year.

In consequence, since July 1, 2004, TIM has held a 100% stake in the Venezuelan mobile carrier through TIM International.

ATESIA DISPOSAL

Effective from July 1, 2004, Atesia sold off the going concern responsible for fixed-line telephony customer care services to Telecontact S.p.A..

On July 2, 2004 Telecom Italia signed an agreement with Communication Services S.p.A. (part of Italy’s COS Group, the country’s leading call centre and CRM - Customer Relationship Management outsourcing company) for the disposal of an 80.1% stake in Atesia. The disposal solely concerned operations undertaken conducted on behalf of TIM and for the external market.

The deal will go ahead once it has been given the green light by Italy’s Competition Authority.

DISPOSAL OF WEBFIN TO VERTICO

On July 9, 2004 Telecom Italia Media S.p.A. sold 40% of its stake in Finanziaria Web, previously acquired from De Agostini Invest, to Vertico S.p.A. (indirectly 100%-owned by Telecom Italia) for 42.6 million euros.

This deal forms part of the Telecom Italia Media/De Agostini Group dispute settlement.

BOND BUYBACK

In July 2004 Telecom Italia Finance S.A. bought back:

· 135.1 million euros in bonds from the 3 billion euro debenture loan maturing on April 20, 2006, 6.375% coupon value, issued at the time by Sogerim (prior to that company’s 2002 incorporation into Telecom Italia Finance);

· 8 million euros in bonds from the 3,550 million euro loan maturing on July 30, 2004, 5.825% coupon value, issued by Olivetti Finance N.V. (a company rolled into Telecom Italia Finance from June 1, 2004).

First-half 2004 results by Business Unit

WIRELINE

First-half 2004 headline data from Wireline, Telecom Italia’s fixed-line network services business unit, posted ongoing growth in operations and earnings compared with the same period during the preceding year.

Revenues on the rise

Revenues rose to 8,684 million euros, up 1.3% compared with the first half of 2003, as the Unit built on the positive performance of the last eighteen months. Excluding currency fluctuations and changes to the consolidation area, organic growth was equal to 0.9%.

Growth was driven by a significant, accelerating expansion of the broadband market, innovative data services and value added services, in addition to core telephony market business holding firm.

The strongest revenue growth was registered by consumer Internet services, up 131 million euros (38.1%) compared with the first half of 2003, thanks to impressive ADSL access growth.

The total number of broadband internet accesses supplied at June 30 increased to 3,273,000: 2,975,000 on the domestic Italian market (750,000 wholesale) and 298,000 in Germany, France and Holland.

The new Tutto 4* and Chat SMS offerings (1.2 million sales, 103.7% up on the first quarter of 2004) also boosted revenue growth. Expansion of these services is being driven by the take-up of new generation Aladino terminals, of which more than 500,000 had been sold by the end of June 2004.

Operating profit improved

The 4,124 million euro gross operating result posted 2.1% growth compared with the first half of 2003, excluding the impact of the 60 million euro first half 2003 levy on undertaking telecommunications operations. The gross operating result accounted for an improved 47.5% of revenues, as against 47.1% for the first half of last year. This highlights the effectiveness of operational optimization and internal process enhancement, particularly for network services, alongside the company’s commitment to pursuing revenue development. Taking into account changes to the area of consolidation (Hansenet) and currency fluctuations, organic growth was equal to 2%.

Operating income posted 4.8% growth compared with the first half of 2003 to 2,639 million euros, excluding the 84 million euro impact of the first half 2003 levy for undertaking telecommunications operations. Operating income corresponded to 30.4% of revenues, against 29.4% for the first half of last year. Taking into account changes to the area of consolidation and currency fluctuations, organic growth was equal to 5.3%.

During the first half of 2004, Wireline maintained its commitment to industrial investments in Italy and abroad. A total of 1,089 million euros was invested during the first half of the year, up 14 million euros on the corresponding period last year.

MOBILE AND INTERNET & MEDIA

First-half 2004 Internet & Media and Mobile business unit data may be found in press releases published respectively by Telecom Italia Media and TIM on July 27 and September 7, after the accounts were examined by the companies’ Board Meetings.

SOUTH AMERICA (CHILE AND BOLIVIA)

Revenues decreased by 4.7% (-26 million euros) to 533 million euros compared with the first half of 2003. This reduction may principally be ascribed to lower Entel Chile Group revenues, essentially for its North American fixed-line long distance business. Currency fluctuations generated benefits corresponding to 19 million euros; excluding this, consolidated revenues were down 45 million euros (-7.8%).

The gross operating result was down 2 million euros (-1.0%) to 195 million euros compared with the first half of 2003, inclusive of currency fluctuation benefits of around 6 million euros. Excluding this impact, consolidated revenues posted a fall of 3.9%. This corresponded to 36.6% of revenues (as against 35.2% for the same period in 2003).

Operating income decreased 2 million euros (-2.9%) to 67 million euros, compared with the first half of 2003, and benefited from around 2 million euros in positive currency movements. Excluding this, operating income was down 5.6% compared with the first half of 2003. This corresponded to 12.6% of revenues (12.3% for the first half of 2003).

Industrial investments were down 7 million euros compared with the first half of 2003 to 54 million euros.

At June 30, 2004 headcount stood at 5,039, up 1.7% compared with year-end 2003.

 INFORMATION TECHNOLOGY MARKET

Following on from 2003, in the first half of 2004 the IT Mercato BU consolidated its position on three key markets (government, finance, transport and industry) through vigorous cost-cutting, innovation, broadening its range of offerings and further rationalizing its consolidation profile.

The BU accounts are inclusive of the Webegg Group (69.8% IT Telecom; 30.2% Finsiel) up to June 30, 2004. On receipt of authorization by the Italian Competition Authority, on July 15, 2004, IT Telecom disposed of its equity stake in this group to Value Partners.

In order to facilitate a like-for-like comparison with first half 2004 data, figures for the first half of 2003 have been restated with the exclusion of the Netikos Group, Domus Academy and operations undertaken by the Enterprise unit, which was disposed of to IT Telecom on October 1, 2003.

First-half 2004 revenues from sales and services were up 17 million euros on the same period the previous year, and corresponded to 355 million euros. Increased turnover from Tele Sistemi Ferroviari and Agrisian helped to boost these figures.

The gross operating result posted a 1 million euro reduction to 30 million euros, down from 31 million euros in the first half of 2003. Operating income rose by one million euros compared with the first half of 2003 to 12 million euros.

Industrial investments were unchanged at 14 million euros.

Headcount at June 30 was 4,782, 45 down on the year-end 2003 total.

INFORMATION TECHNOLOGY GROUP

As part of ongoing Telecom Italia Group information technology restructuring, on March 31, 2004 the “Sviluppo” unit was transferred to TIM S.p.A.. This transfer became effective on April 1, 2004. IT Telecom’s Sviluppo unit previously developed IP network and innovative services for TIM, targeted at the business and mass markets, as well as undertaking telecommunications software development and maintenance.

To facilitate a meaningful comparison with first-half 2004 data, figures for the first half of 2003 have been restated on equivalent terms, taking into account changes to the BU’s consolidation area.

First-half 2004 consolidated revenues rose 9 million euros to 454 million euros compared with the first half of 2003.

The gross operating result increased to 31 million euros, up 13 million euros on the same period in 2003. The operating loss of 39 million euros was a 6 million euro improvement. Industrial investments amounted to 50 million euros, as against 60 million euros for the first half of 2003. Headcount at June 30, 2004 was 3,431, down 676 compared with year-end 2003, following the restructuring process begun last year.

OLIVETTI TECNOST

During the first half of 2004 the rationalization and restructuring of the Olivetti Tecnost Group neared completion with the winding up of a number of Latin American sales units, and the disposal of the Olivetti Tecnost S.p.A.’s CRM unit to the Comdata Group, effective from January 1, 2004 and including an outsourcing contract.

Revenues from sales and services during the first half of the year amounted to 306 million euros (down 26 million euros or 7.8% compared with the first half of 2003). Currency fluctuations and changes to the area of consolidation had a 40 million impact on this figure, especially with regard to businesses that were wound up in Latin America. Organic growth corresponded to 14 million euros.

The gross operating result (22 million euros) and operating income (10 million euros) posted significant improvements compared with the first half of 2003 (up 5 million euros and 13 million euros respectively). These figures benefited from last year’s restructuring, which brought down fixed costs and established a more favorable product mix.

Industrial investments were down 2 million euros compared with the first half of 2003 to 8 million euros.

Headcount at June 30, 2004 was 2,289 (1,995 in Italy, 294 outside Italy), down 106 compared with the year-end 2003 figure.

§

Corporate Governance

As technology and markets evolve ever more rapidly, and in order to enhance the way that the company develops and orients its business, a Strategy Committee has been established to run alongside the two previously appointed committees (the Remuneration Committee and the Internal Audit and Corporate Governance Committee). This will enable the Board to receive the best possible support as it drafts its strategic orientations. The Strategy Committee consists of Chairman Marco Tronchetti Provera, CEO Carlo Buora, and Directors Domenico De Sole, Marco Onado, Pasquale Pistorio.

To further empower the company’s independent directors (10 directors out of the total of 19 are independent) the Board has also created a new position, the Lead Independent Director.

The LID (the Chairman of the Audit and Corporate Governance Committee, currently Professor Guido Ferrarini) serves as a point of reference for independent director needs and input. Independently or at the behest of other Directors, the Lead Independent Director, in particular, may call ad hoc meetings solely for independent directors, known as independent director executive sessions, to debate items deemed to be of interest with regard to how the Board of Directors functions and company management practices.

§

Planned merger of IT Telecom and Epiclink into Telecom Italia

The Board of Directors also examined and approved the plan to merge 100%-owned subsidiaries IT Telecom S.p.A. and Epiclink S.p.A. into Telecom Italia. Approved yesterday by the Board Meetings of the companies under merger, this move falls within the broader restructuring of the Group’s information technology operations.

Bringing operations undertaken by these two subsidiaries into the heart of Telecom Italia will rationalize the use of resources and technological competencies, as well as significantly simplifying operational, administrative and corporate management practices.

As provided for in their respective company bylaws, the merger resolution shall be taken by the Boards of Directors of the three companies concerned, in compliance with the terms and conditions set forth in Article 2505 of the Italian Civil Code, final paragraph. There shall be no subsequent increase in the capital of the merging company.

The process should be completed by the end of the year.

§

Contrary to the original financial calendar made public on November 4, 2003, no conference call is being held to discuss the first-half 2004 results, as the headline data was previously discussed during an audio conference when the preliminary results were announced on July 28. Telecom Italia Group results presentation slides will be available on the Investor Relations section of the company’s web site at www.telecomitalia.it.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Statements of cash flows of Telecom Italia S.p.A.

	(millions of euro)	1st Half 2004	1st Half 2003	Year 2003
A.	NET DEBT AT BEGINNING OF PERIOD	(35.327)	(30.622)	(30.622)
	Net debt at beginning of period of merged company TILAB	0	(169)	(169)
B.	ADJUSTED NET DEBT AT BEGINNING OF PERIOD	(35.327)	(30.791)	(30.791)
	Operating income	2.261	2.084	4.139
	Depreciation of fixed assets/amortization of intangible assets	1.311	1.396	2.919
	Investments in fixed assets and intangible assets (1)	(1.050)	(1.360)	(2.534)
	Capital and/or investment grants received	0	3	5
	Proceeds from sale of intangible assets and fixed assets	5	315	314
	Change in operating working capital and other changes	(21)	(164)	(141)
C.	OPERATING FREE CASH FLOW	2.506	2.274	4.702
	Investment in long-term investments (1)	(51)	(5.668)	(6.918)
	Proceeds from sale/redemption value of other assets	120	75	3.102
	Change in non-operating working capital and other changes (2)	(72)	(1.229)	(4.661)
D.		(3)	(6.822)	(8.477)
E.	NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS (C+D)	2.503	(4.548)	(3.775)
F.	DISTRIBUTION OF INCOME/RESERVES	(1.740)	(794)	(794)
G.	CONTRIBUTIONS BY SHAREHOLDERS	12	0	33
H.	CHANGE IN NET DEBT (E+F+G)	775	(5.342)	(4.536)
I.	NET DEBT AT END OF PERIOD (B+H)	(34.552)	(36.133)	(35.327)

The change in net debt is the result of the following:

(millions of euro)			
Increase (decrease) in medium/long-term debt	8.255	(3.670)	(3.014)
Increase (decrease) in short-term borrowings	(9.030)	3.896	7.719
Increase regarding to PTO and withdrawal right	0	5.285	0
CHANGE IN NET DEBT	(775)	5.511	4.705

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)			
Industrial investments:	1.050	1.360	2.534
- *intangible assets*	*393*	*290*	*767*
- *fixed assets*	*657*	*1.070*	*1.767*
Investment in long-term investments	51	5.668	6.918
CASH USED FOR INVESTMENTS	1.101	7.028	9.452

(2) The item can be analyzed as follows:

(millions of euro)			
Net financial income (expenses)	(871)	(1.202)	(2.404)
Dividends received	1.323	433	428
Utilization of reserves for risks for the early exercise of the JP Morgan put option	0	0	(1.942)
Income taxes payments	(163)	(123)	(246)
Net extraordinary income (expenses) and other	(361)	(337)	(497)
CHANGE IN NON-OPERATING WORKING CAPITAL AND OTHER CHANGES	(72)	(1.229)	(4.661)

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 9th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager